717 TEXAS AVENUE, SUITE 1000 HOUSTON, TX 77002

May 15, 2017
VIA EDGAR
Ms. Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, D.C.  20549-3561

RE:       Calpine Corporation
Form 10-K for Fiscal Year Ended December 31, 2016, filed on February 10, 2017 (File No. 001-12079) (the “2016 Form 10-K”)
Form 8-K, filed on February 10, 2017 (File No. 001-12079)

Dear Ms. Thompson:
This letter is being furnished in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in a letter addressed to Zamir Rauf, Executive Vice President and Chief Financial Officer of Calpine Corporation, dated April 19, 2017 (the “Comment Letter”), with respect to the above referenced filings. As used in this letter, “we,” “us,” “our,” the “Company” and “Calpine” refer to Calpine Corporation and its subsidiaries unless the context requires otherwise. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the respective filing.
For ease of reference, each comment contained in the Comment Letter is reprinted below in bold and is followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2016
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Adjusted EBITDA, page 58

1.
We note that you exclude major maintenance expense from Adjusted EBITDA. Please explain to us why this is not a normal, recurring, cash operating expense necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:
As we note on page 59 of our 2016 Form 10-K:
“We believe Adjusted EBITDA is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. We believe that EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired.”

Additionally, “. . . our management uses Adjusted EBITDA as a measure of operating performance to assist in comparing performance from period to period on a consistent basis and to readily view operating trends, as a measure for planning and forecasting overall expectations and for evaluating actual results against such

Ms. Jennifer Thompson
United States Securities and Exchange Commission
May 15, 2017

expectations, and in communications with our Board of Directors, shareholders, creditors, analysts and investors concerning our financial performance.”
As noted above, we believe Adjusted EBITDA is useful to investors and other users of our financial statements in evaluating our operating performance as this metric provides an additional tool to compare business performance across companies and across periods adjusted for items that impede this form of analysis. Our financial debt covenants associated with our Corporate Revolving Facility, which represent our primary revolving facility, also include threshold metrics based upon Adjusted EBITDA consistent with our current definition as it is considered an essential metric in evaluating our financial performance period-over-period.
Our major maintenance expense excluded from Adjusted EBITDA consists of costs associated with scheduled maintenance events necessary to maintain the operating condition of the prime moving components (natural gas turbine generators and steam turbine generators) at our power generation facilities. These costs commonly include repair and/or replacement of parts to substantially restore the performance of the generating units. The parts are typically costly and the repairs generally result in useful lives lasting more than one period. The timing and amount of major maintenance expense is impacted by many factors, including current and expected operating conditions, type of generation technology, the age of the individual plant and management’s discretion as to the timing and extent of outages. Therefore, major maintenance expense tends to be highly variable in scope, amount and frequency, thus resulting in significant variability in expenses recognized over the life of a given asset.
In accounting for major maintenance expense incurred at our power plants, we follow the Audit Guidelines for Airlines, Chapter 4, Acquiring and Maintaining Property and Equipment, Expense Recognition (the “Guidelines”) as the maintenance performed on our fleet of large, industrial natural gas turbines is akin to the maintenance required to be performed by the airline industry on turbines used in their aircraft. According to the Guidelines, the following methodologies are acceptable and utilized in the accounting for maintenance costs:

•
Expense as incurred method – Under this method, all maintenance costs are expensed in the period incurred because maintenance activities do not represent separately identifiable assets or property units in and of themselves; rather, they serve only to restore assets to their original operating condition.

•
Deferral method – Under this method, the actual cost of each planned major maintenance activity is capitalized and amortized to expense in a systematic manner over the estimated period until the next planned major maintenance activity.

The Financial Reporting Executive Committee has stated that it believes the expense as incurred method is preferable to all other methods of accounting for maintenance activities (FinRec 4.117). Accordingly, we have adopted the expense as incurred method to account for major maintenance expense associated with our power generation fleet.
The expense as incurred method requires recognition of costs associated with major maintenance as operation and maintenance expense within the consolidated statement of operations. The deferral method for accounting and reporting of maintenance costs recognizes expense through depreciation and amortization expense, which by definition are excluded from EBITDA, while the expense as incurred method followed by Calpine results in the recognition of all such expenses through our plant operating expense which is not excluded from EBITDA. Either method of accounting for maintenance costs results in the recognition under generally accepted accounting principles (“GAAP”) of such costs as expense within the consolidated statement of operations; however, the approach chosen by an organization does impact the non-GAAP calculation of EBITDA as the expense as incurred approach results in costs recognized in EBITDA that are excluded under the deferral method. To address this inconsistency in the non-GAAP metric, we view the expense as incurred method as an accelerated form of amortization expense that, while preferable for GAAP presentation, results in a significant amount of variability in expenses recognized period-over-period that may not reflect the normal, recurring operating costs of the organization such as routine repairs and maintenance, labor, property taxes, insurance and equipment failure costs related to unplanned outages.
Given these factors, we believe it is appropriate to exclude major maintenance expense from the presentation of Adjusted EBITDA as we believe these costs are analogous to accelerated depreciation and amortization expense which otherwise would be excluded from EBITDA. The exclusion of such costs from Adjusted EBITDA addresses diversity in application

Ms. Jennifer Thompson
United States Securities and Exchange Commission
May 15, 2017

of accounting treatment for similar activities and ensures comparability in presentation of recurring costs of the organization over time. As such, and considering the discussion above, we believe major maintenance expense is not within the scope of Question 100.01 of the updated Compliance and Disclosure Interpretation on non-GAAP measures issued on May 17, 2016. To ensure full transparency concerning our exclusion of major maintenance expense from Adjusted EBITDA, we undertake, in our future filings, to enhance our accounting policy disclosure providing further information concerning the nature of major maintenance costs and why we believe all such costs are appropriately excluded from our Adjusted EBITDA as follows (the additions are underlined):
Major Maintenance Expense
Our major maintenance expense consists of costs associated with scheduled maintenance events necessary to maintain the operating condition of the prime moving components (natural gas turbine generators and steam turbine generators) at our power generation facilities. These costs commonly include repair and/or replacement of parts to substantially restore the performance of the generating units. The timing and amount of major maintenance expense is impacted by many factors, including current and expected operating conditions, type of generation technology, the age of the individual plant and management’s discretion as to the timing and extent of outages. Therefore, major maintenance expense tends to be highly variable in scope, amount and frequency, thus resulting in significant variability in expenses recognized over the life of a given asset.

Ms. Jennifer Thompson
United States Securities and Exchange Commission
May 15, 2017

Adjusted EBITDA
The table below provides a reconciliation of Adjusted EBITDA to our income from operations on a segment basis and to net income attributable to Calpine on a consolidated basis for year ended December 31, 2016 (in millions).

	2016
	West	Texas	East	Consolidation and Elimination	Total
Net income attributable to Calpine					$92
Net income attributable to the noncontrolling interest					19
Income tax expense					48
Debt modification and extinguishment costs and other (income) expense, net					49
Interest expense					631
Income from operations	$322	$37	$480	$—	$839
Add:
Adjustments to reconcile income from operations to Adjusted EBITDA:
Depreciation and amortization expense, excluding debt issuance costs(1)	219	213	224	—	656
Major maintenance expense(2)	70	88	93	—	251
Operating lease expense	—	—	26	—	26
Mark-to-market (gain) loss on commodity derivative activity	38	(22)	(15)	—	1
Impairment losses	13	—	—	—	13
(Gain) on sale of assets, net	—	—	(157)	—	(157)
Adjustments to reflect Adjusted EBITDA from unconsolidated investments and exclude the noncontrolling interest(3)	(27)	—	36	—	9
Stock-based compensation expense	11	11	9	—	31
Loss (gain) on dispositions of assets	3	5	(5)	—	3
Contract amortization	4	74	44	—	122
Other	16	3	2	—	21
Total Adjusted EBITDA	$669	$409	$737	$—	$1,815
 _____________
(1)Excludes depreciation and amortization expense attributable to the noncontrolling interest.

(2)
Major maintenance expense is excluded from Adjusted EBITDA as it tends to be highly variable in scope, amount and frequency, thus resulting in significant variability in expenses recognized over the life of a given asset.

(3)	Adjustments to reflect Adjusted EBITDA from unconsolidated investments include (gain) loss on mark-to-market activity of nil for the year ended December 31, 2016.

2.
We note you add back contract amortization to arrive at Adjusted EBITDA. Please clarify for us why this adjustment was not initially reflected in amortization expense and therefore already captured within EBITDA. Further, please explain to us why you make this adjustment and how you considered the guidance in Question 100.04 of the Compliance and Disclosure Interpretation on non-GAAP measures

Ms. Jennifer Thompson
United States Securities and Exchange Commission
May 15, 2017

issued May 17, 2016 that specifically states that non-GAAP measures that substitute individually tailored recognition and measurement methods for any financial statement line item for those of GAAP could violate Rule 100(b) of Regulation G.
Response:
The contract amortization which appears as an adjustment in our reconciliation of net income attributable to Calpine to Adjusted EBITDA represents amortization associated with the following two items:

•
The amortization of intangible assets or derivative assets and liabilities acquired through business combinations and recorded at fair value on the date of acquisition associated with commodity contracts — The fair value of each contract is recorded to our Consolidated Balance Sheet upon acquisition in accordance with business combination accounting guidelines under ASC 805. The fair value is then amortized to earnings over the life of the contract reflected within Commodity revenue and Commodity expense within our Consolidated Statements of Operations. As the prospective accounting treatment for each contract is reflected within Commodity revenue and Commodity expense, to align presentation, the offsetting non-cash amortization of opening intangible and derivative balances associated with these contracts is also reflected within Commodity revenue and Commodity expense. Accordingly, as this non-cash amortization is not reflected through depreciation and amortization expense, it is reflected on a separate line item within the net income attributable to Calpine to Adjusted EBITDA reconciliation.

•
The non-cash amortization of intangible assets recorded to our Consolidated Balance Sheets reflective of the fair value of long-term forward physical power sales contracts which were initially accounted for as derivatives prior to our election of the normal purchases normal sales derivative accounting exemption during 2015 — The fair value as of the election date associated with these power contracts previously accounted for as derivatives under ASC 815 was reclassified to other assets on our Consolidated Balance Sheet and amortization associated with these contracts is recorded in our Consolidated Statements of Operations as a component of Commodity revenue over the remaining term of each contract. Similar to the item discussed above, as the non-cash amortization is recorded to Commodity revenue and not to depreciation and amortization expense within our Consolidated Statements of Operations, it is reflected on a separate line item within the net income attributable to Calpine to Adjusted EBITDA reconciliation.

Although the amortization is recorded as a component of Commodity revenue and Commodity expense, the amortization is representative of the difference between contract prices and market prices as of a point in time (acquisition date or normal purchases normal sales election date) and excluding amortization from Adjusted EBITDA does not impact our GAAP recognition of revenue or expense under the accrual method and ASC 815. Thus, we do not believe that adding back contract amortization substitutes an individually tailored revenue recognition method for GAAP.
Item 8. Financial Statements and Supplementary Data
Consolidated Balance Sheets, page 95

3.	Please revise to comply with ASC 350-20-45-1 and ASC 350-30-45-1. We note that your balance sheet includes several line items with smaller balances than either goodwill or other intangible assets.
Response:
Although we determined that goodwill and intangible assets were not material for separate presentation on our Consolidated Balance Sheets in accordance with Rule 4-02 of Regulation S-X, we acknowledge the Staff’s comment and revised the presentation in our quarterly report on Form 10-Q for the three months ended March 31, 2017 to reflect goodwill and intangible assets as separate line items on our Consolidated Condensed Balance Sheets.

Ms. Jennifer Thompson
United States Securities and Exchange Commission
May 15, 2017

Notes to the Consolidated Financial Statements
3. Acquisitions and Divestitures, page 109

4.
We note your goodwill balance increased due to the acquisition of Calpine Solutions. Further, we note you disclosed on page 110, “For the goodwill acquired, we allocated $68 million to our West segment, $15 million to our Texas segment and $79 million to our East segment.” As this disclosure does not fully comply with ASC 350-20-50-1, please confirm you will disclose in future filings a rollforward of the changes in your goodwill in total and for each reportable segment.

Response:
Although we determined that disclosing the amount of goodwill recorded associated with the acquisition of Calpine Solutions would be sufficient to materially meet the requirements under ASC 350-20-50-1, we acknowledge the Staff’s comment and included a rollforward of goodwill in total and for each reportable segment in our quarterly report on Form 10-Q for the three months ended March 31, 2017.
Form 8-K Filed February 10, 2017
Exhibit 99.1
Regulation G Reconciliations, page 18

5.
Your disclosures indicate that the non-GAAP measure Adjusted Free Cash Flow is a performance measure; however, the nature of the adjustments and the naming of the measure appear to represent a liquidity measure. Please explain to us in detail why you believe that Adjusted Free Cash Flow is useful as a performance measure and why the measure is titled Adjusted Free Cash Flow if it is not intended to be a liquidity measure.

Response:
We acknowledge the Staff’s comment regarding our description of Adjusted Free Cash Flow as a performance measure in our earnings release for the fourth quarter of 2016. Adjusted Free Cash Flow is used by our management and can be used by investors as an alternative metric to measure the performance of our business over time; however, this non-GAAP measure is more widely used and characterized as a liquidity measure. Accordingly, we revised our description of Adjusted Free Cash Flow as a liquidity measure and included a reconciliation (as provided below) to the most directly comparable GAAP measure, Cash provided by operating activities, in our earnings release for the first quarter of 2017 which was furnished as Exhibit 99.1 to Form 8-K filed with the Commission on April 28, 2017.

Ms. Jennifer Thompson
United States Securities and Exchange Commission
May 15, 2017

Adjusted Free Cash Flow Reconciliation

In the following table, we have reconciled our cash flows from operating activities to our Adjusted Free Cash Flow for the three months ended March 31, 2017 and 2016 (in millions):

	Three Months Ended March 31,
	2017	2016
Cash provided by operating activities	$94	$31
Maintenance capital expenditures	(50)	(40)
Tax differences	(3)	(2)
Adjustments to reflect Adjusted EBITDA from unconsolidated investments and exclude the non-controlling interest	(5)	9
Cash debt extinguishment cost	18	—
Capitalized corporate interest	(7)	(4)
Changes in working capital(1)	12	118
Other(2)	(16)	(10)
Adjusted Free Cash Flow	$43	$102
_________

(1)	Adjustment excludes $(13) million and $10 million in amortization of acquired derivatives contracts for the three months ended March 31, 2017 and 2016, respectively.
(2)    Adjustment primarily represents miscellaneous items excluded from Adjusted EBITDA that are included in cash flow from operations.
Net Income (Loss), As Adjusted Reconciliation, page 19

6.
We note your GAAP effective income tax rate for fiscal 2016 was 34.3%, and your adjustments to arrive at net income (loss), as adjusted, assumed a zero percent effective tax rate. Please explain to us why the adjustments assumed a zero percent effective tax rate. See Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:
As a result of our NOLs and related valuation allowance, our effective tax rate in any period is driven, in large part, by state and foreign income taxes in jurisdictions where we do not have NOLs or valuation allowances. Thus, our effective tax rate may not bear a customary relationship to statutory income tax rates. Further, given the seasonality of our business, this difference may be further compounded when evaluated during interim periods. While we do not believe it is appropriate to reflect tax adjustments in calculating Net income (loss), as adjusted, for the corporate effective tax rate, we will, in future filings, adjust for our average rate associated with state and foreign taxes to approximate the tax effect on Net income (loss), as adjusted, which we believe will be commensurate with the tax effect associated with this non-GAAP measure of profitability.
Commodity Margin Reconciliation, page 19

7.
Please revise to begin your commodity margin reconciliations with GAAP results, such as income (loss) from operations. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:
We acknowledge the Staff’s comment regarding the presentation of our Commodity Margin reconciliation in our earnings release for the fourth quarter of 2016. Accordingly, we revised the presentation in our earnings release for the first quarter of 2017 which was furnished as Exhibit 99.1 to Form 8-K filed with the Commission on April 28, 2017 to begin with our GAAP results, income (loss) from operations, and hereby undertake to follow this presentation format in future filings.

Ms. Jennifer Thompson
United States Securities and Exchange Commission
May 15, 2017

****
We appreciate the assistance the Staff has provided with its comments on the above referenced documents as originally filed, and we will be pleased to respond promptly to any requests for additional information. My phone number is (832) 325-1591.

Sincerely:

/s/ JEFF KOSHKIN
Jeff Koshkin
Senior Vice President and
Chief Accounting Officer

cc:	Zamir Rauf, Executive Vice President and Chief Financial Officer
W. Thaddeus Miller, Executive Vice President, Chief Legal Officer and Secretary